Omega United, Inc.
7805 NW 15th Street

Miami, Florida 33126
Telephone: (305) 599-1812

June 26, 2008

Katherine Wray

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549

Re:	Omega United, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed June 12, 2008
File No. 000-52137

Dear Ms. Wray,

In accordance with the staff’s comment letter to us dated June 20, 2008, Omega United, Inc. (the “Company”) acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Preliminary and Definitive Proxy Statements on Schedule 14A (the “Filings”)..

2.             The staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings.

3.             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the above, please do not hesitate to contact us.

Very truly yours,

United Omega, Inc.

By:	/s/Albert P. Hernandez
Albert P. Hernandez, CEO